FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (Company), pursuant to the provisions of article 12 of Instruction 358/02, amended by Instruction 449/07 of the Brazilian Securities and Exchange Commission (CVM), hereby informs its shareholders and the market that Casino Guichard-Perrachon (“Casino Group”), company headquartered at 1, Esplanade de France, Saint Etienne, France, inscribed in the roll of corporate taxpayers (CNPJ/MF) under no 08.572.014/0001-91, (i) acquired on July 24, 2008, 5,600,000 common shares issued by the Company, representing 5.6% of the common shares and 2.4% of the total shares issued by the Company, for a total consideration of R$128,481,920.00, (ii) this acquisition is the result of the exercise of a call option granted by the Diniz family to the Casino Group in 2005 that was reaching its maturity, (iii) before acquiring the shares, Casino Group held, directly and indirectly through its wholly-owned subsidiaries, 28,619,224 common shares, and 3,785,893 preferred shares. In addition, Wilkes Participações S.A., the direct majority shareholder of the Company, jointly controlled by Casino Group and Abilio Diniz, holds 65,400,000 common shares of the Company, (iv) with this acquisition, Casino Group increases its total direct and indirect investment in the Company from 32.9% to 35.3%, and (v) said share transfer does not imply a change in the Company’s management structure neither does it result in a change in the Company’s shared control between the Casino Group and Abilio Diniz.

São Paulo, July 24, 2008

Daniela Sabbag
Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 24, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.